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                            March 12, 2021

       Dushyant Sharma
       Chairman, President and Chief Executive Officer
       Paymentus Holdings, Inc.
       18390 NE 68th St.
       Redmond, WA 98052

                                                        Re: Paymentus Holdings,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
12, 2021
                                                            CIK No. 0001841156

       Dear Mr. Sharma:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted February 12, 2021

       Prospectus Summary, page 1

   1. Please revise the summary to describe how Accel-KKR and your founder acquired their shares as well as any
payments or compensation that any of your principal equity holders, directors or executive
officers received or will receive in connection with the offering.
                                                        Also, please disclose
your founder's current role in the company. In addition, though we note the final bullet
of the Risk Factor Summary on page 8, please revise the prospectus summary to more
prominently disclose that your certificate of incorporation will not require Accel-KKR or
its affiliates, or any of their respective directors, partners, principals, officers,
members, managers or employees, including any who serve as your officers, to renounce
corporate opportunities. Your revised disclosure should explain the
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FirstName
Paymentus LastNameDushyant Sharma
            Holdings, Inc.
Comapany
March      NamePaymentus Holdings, Inc.
       12, 2021
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         significance to investors of this provision, particularly in light of the voting control to be held by the Class B holders.
The Offering, page 10

2. You indicate that part of the proceeds of this offering will be used to repurchase Series A
         Preferred Shares. On page F-20, you state that at December 31, 2019 the Series A
         Preferred Shares had accumulated dividends of $26.9 million. Please tell us, and revise your disclosure here and in Use of Proceeds on page 55, if appropriate, to indicate whether these accumulated dividends will be paid as part of this repurchase. If these dividends will not be declared and paid, please tell us how the repurchase valuation considers the total accumulated dividends.
Certain of our key performance indicators are subject to inherent challenges, page 22

3. Your disclosure in this risk factor appears to suggest that you rely on multiple key performance indicators. However, your disclosure elsewhere in the prospectus, including at page 64 under "Key Performance Indicators and Non-GAAP Measures," indicates that transactions processed is the sole KPI. Please revise to reconcile. We depend upon several third-party service providers, page 22

4. Please expand your discussion of the material terms of your agreement with Paypal's
         Braintree and other material third-party service providers. In this regard, we note your disclosure that the agreements impose significant security, compliance and operational obligations on you. Also, please file these material agreements as exhibits with your next amendment, if required pursuant to Item 601(b)(10) of Regulation S-K. Market, Industry and Other Data, page 54

5. We note that the prospectus includes market and industry data derived from publications, surveys, and reports, including a report from Aite Group. If any of these publications, surveys, or reports were commissioned by you for use in connection with the registration statement, please file consents of such third parties pursuant to Rule 436 of the Securities
         Act as exhibits to your registration statement or tell us why you believe you are not required to do so.
Capitalization, page 57

6. Please discuss the specific adjustments being made on a pro forma basis to give effect to the filing of your amended and restated certificate of incorporation. Factors Affecting Our Performance, page 63

7. Revise to disclose the number of your billers as of December 31, 2019, with a view to understanding your historical acquisition rate.
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Paymentus LastNameDushyant Sharma
            Holdings, Inc.
Comapany
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Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Indicators and Non-GAAP Measures, page 64

8. Please tell us why you believe the revenue less network fees non-GAAP measure does not substitute individually-tailored recognition and measurement methods for those of GAAP.
          Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and
         Disclosure Interpretations.
Liquidity and Capital Resources
Historical Cash Flows, page 69

9. Please revise your discussion of your operating cash flows to describe the underlying reasons for material changes between periods in quantitative and qualitative terms. Refer to Item 303 of Regulation S-K.
Business, page 75

10. We note that the prospectus relies on the use of several terms that may be unfamiliar to investors. Please consider providing a glossary or defining at first usage terms that are not commonly understood by non-industry participants. We note, as examples, the terms such as "single code base architecture," "single base code with no versioning," "omnichannel payment," "CIS and ERP systems," "modern clustering," and "load balancing."
11. Refer to the last full paragraph on page 75. Please explain, where appropriate, whether there is a minimum investment necessary in order for your clients to achieve efficiencies from the use of your platform. In this regard, the extent to which the benefits of your platform are lost or limited for customers that continue to use legacy components is not clear. Revise your risk factors, as applicable.
12. Please revise here to clarify how your relationships with your strategic partners and your
         IPN partners differ. In this regard, please succinctly describe how your referral networks operates as compared to your embedded solutions and explain the benefits to your partners and their customers, including whether the fees you charge to partners as compared to other billers differs. Please file any material agreements with your strategic and IPN partners as exhibits as applicable pursuant to Item 601(b)(10) of Regulation S-K.
Our Company, page 76

13. We note your disclosure in the paragraph immediately preceding the graphic on page 76 states that you capture increasing amounts of transaction data and leverage your analytics engine to deliver actionable behavioral insights to your billers and partners. Similarly, in the paragraph immediately following the graphic, you state that your rich data set enhances your artificial intelligence and machine learning capabilities. Please expand your discussion here and elsewhere in the prospectus as appropriate, including at page 83 where you discuss your large and proprietary data asset, to clarify how data collection is used to improve your products and marketing efforts. While we note your disclosure in the
 Dushyant Sharma
Paymentus Holdings, Inc.
March 12, 2021
Page 4
         last full paragraph at page 79 about the ability of AI to predict the answers to frequently asked questions, it is not fully evident how AI and ML are used elsewhere in your business. Please revise to describe in greater detail, providing examples where useful to investors. In addition, please disclose the circumstances under which collected data is shared or sold to third parties.
Our Growth Strategies, page 83

14. Please revise to more fully describe your strategy for expansion into new channels, industry verticals, and international markets. Rather than providing generalized disclosure, please explain what your goals are, how you intend to achieve them, as well as your anticipated costs and timing. Please also revise your risk factors at page 18 and 25, and elsewhere as appropriate, to discuss the specific risks associated with these strategies.
Stockholders Agreement, page 118

15. Clarify whether you will know and disclose the terms of the amended and restated
         stockholders agreement before the completion of this offering. Consolidated Financial Statements
Consolidated Statement of Operations, page F-4

16. Please tell us your GAAP basis for deducting the total accumulated dividends on your
         Series A Preferred Stock, as opposed to the dividends accumulated for the period, in arriving at your net loss attributable to common stock for the year ended December 31,
         2019. Refer to ASC 260-10-45-11.
Notes to Consolidated Financial Statements
2. Basis of Presentation and Summary of Significant Accounting Policies Segment Information, page F-8

17. Information regarding your Canada and India operating segments can be treated in one of the manners described in ASC 280-10-50-12 thru 50-15, but cannot be combined with your United States reportable segment, unless the aggregation criteria in ASC 280-10-50-
         11 are met. Please present your United States reportable segment information separately or explain how the aggregation criteria have been met.
3. Revenue, page F-14

18. We note your disclosure on page 65 that fees are generated as a percentage of transaction value or a specified fee per transaction, with the actual fees dependent on payment type,
FirstName LastNameDushyant Sharma
       payment channel or industry vertical. Please tell us what consideration was given to
Comapany   NamePaymentus
       presenting             Holdings,
                   disaggregation        Inc. on one or all of these bases.
Refer to ASCs 606-10-
                                   of revenue
March 50-5  and 606-10-55-89
       12, 2021  Page 4         to 55-91.
FirstName LastName
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FirstName
Paymentus LastNameDushyant Sharma
            Holdings, Inc.
Comapany
March      NamePaymentus Holdings, Inc.
       12, 2021
March5 12, 2021 Page 5
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       You may contact Amy Geddes at 202-551-3304 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at 202-551-3314 or Mara Ransom at 202-551-3264 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Trade &
Services